As filed with the Securities and Exchange Commission on April 6, 2006

Registration No. 333-132132

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Pre-Effective

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VELOCITY EXPRESS CORPORATION

(Exact name of registrant as specified in charter)

Delaware	4215	87-0355929
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Morningside Drive North,

Bldg. B, Suite 300

Westport, Connecticut 06880

(203) 349-4160

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Wesley C. Fredenburg, Esq.

General Counsel and Secretary

Velocity Express Corporation

7803 Glenroy Road, Suite 200

Minneapolis, Minnesota 55439

(952) 835-4199

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

In accordance with Rule 429(a), this registration statement contains a prospectus that also covers the offering currently registered pursuant to Registration No. 333-126196, which was filed on June 28, 2005, and amended on August 5, 2005. In accordance with Rule 429(b), upon effectiveness, this registration statement will also act as a post-effective amendment to Registration No. 333-126196, thereby deregistering the shares registered for resale thereunder, but not sold thereunder.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission or any applicable state securities commission becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 6, 2006

Prospectus

25,355,172 Shares

Common Stock

Velocity Express Corporation

The shareholders of Velocity Express Corporation identified under the caption “Selling Shareholders” are offering and selling 25,355,172 shares of common stock under this prospectus, including shares issuable upon the conversion of preferred stock and the exercise of warrants. We issued these securities to the selling shareholders in various private transactions. We will receive none of the proceeds from the sale of the shares by the selling shareholders, except for the exercise price of the warrants, if and when such warrants are exercised, assuming the exercise price is paid in cash by the selling shareholders.

Our shares of common stock are listed on the NASDAQ Capital Market and trade under the ticker symbol “VEXP.” On
March 30, 2006, the closing price of a share on the NASDAQ Capital Market was $1.82.

Investment in our securities involves a number of risks. See “ Risk Factors” beginning on page 5 to read about certain factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Velocity Express Corporation

One Morningside Drive North,

Bldg. B, Suite 300

Westport, Connecticut 06880

The date of this prospectus is                     , 2006.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. However, it may not contain all of the information that is important to you. You should carefully read the entire prospectus, especially the risks of investing in our securities discussed under “Risk Factors,” and the documents incorporated by reference into this prospectus.

Velocity Express Corporation

We are engaged in the business of providing same-day, time-critical transportation and distribution/logistics services to individual consumers and businesses. We operate primarily in the United States, with limited operations in Canada.

We have one of the largest nationwide networks of time-critical logistics solutions in the United States and are a leading provider of scheduled, distribution and expedited logistics services. Our service offerings are divided into the following categories:

•	Scheduled logistics, consisting of the daily pickup and delivery of parcels with narrowly defined time schedules predetermined by the customer.

•	Distribution logistics, consisting of the receipt of customer bulk shipments that are divided and sorted at major metropolitan locations and delivered into multiple routes with defined endpoints and more broadly defined time schedules.

•	Expedited logistics, consisting of unique and expedited point-to-point service for customers with extremely time sensitive delivery requirements.

The Offering

Shares Offered	25,355,172 shares of common stock.

Offering	The selling shareholders may offer their shares from time to time through one or more underwriters, brokers or dealers, on the NASDAQ Capital Market at market prices prevailing at the time of sale, in one or more negotiated transactions at prices acceptable to the selling shareholders, or in private transactions. See “Plan of Distribution.”

Use of Proceeds	The proceeds from the sale of the shares covered by this prospectus will be received by the selling shareholders. See “Use of Proceeds.”

NASDAQ Capital Market Symbol	“VEXP”

Risk Factors	Investing in our securities involves risks. See “Risk Factors” beginning on page 5 for a discussion of factors that you should consider carefully before deciding to purchase our common stock.

Our Address and Telephone Number

Previously known as United Shipping & Technology, we reincorporated in Delaware on January 4, 2002, at which time we renamed our company Velocity Express Corporation. Our principal address is One Morningside Drive North, Bldg. B, Suite 300, Westport, Connecticut 06880, and our telephone number is (203) 349-4160. The address of our web site is www.velocityexp.com. The information contained on our website is not a part of this prospectus.

Summary Financial Data

The following table provides summary historical financial data for the periods indicated. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes incorporated by reference into this prospectus.

	Year Ended					Six Months Ended
	July 2, 2005	July 3, 2004	June 28, 2003	June 29, 2002	June 30, 2001	December 31, 2005	January 1, 2005
	(In thousands, except per share data)
Selected Statements of Operations Data:
Revenue	$256,662	$287,918	$307,138	$342,727	$471,682	$101,862	$133,424
Cost of services	208,342	238,320	241,136	264,766	377,498	73,348	109,066

Gross profit	48,320	49,598	66,002	77,961	94,184	28,514	24,358
Operating Expenses (1)(2)	92,395	92,402	74,001	75,549	116,277	34,097	38,448
Restructuring charge (3)	1,603	356	—	—	7,060	—	—

Operating (loss) income (1)(2)(3)	(45,678)	(43,160)	(7,999)	2,412	(29,153)	(5,583)	(14,090)
Interest expense, net	(4,750)	(4,567)	(3,959)	(13,068)	(6,482)	(2,343)	(1,638)
Common stock warrant charge	—	—	—	(1,048)	—	—	—
Other income (expense)	584	(109)	(301)	1,225	364	723	185

Net loss (1)(2)(3)	$(49,844)	$(47,836)	$(12,259)	$(10,479)	$(35,271)	$(7,203)	$(15,543)

Net loss applicable to common shareholders (1)(2)(3)	$(106,869)	$(77,683)	$(15,609)	$(20,357)	$(35,022)	$(12,353)	$(44,688)

Basic and diluted loss per common share (1)(2)(3)(4)	$(21.01)	$(551.89)	$(169.44)	$(290.81)	$(525.38)	$(0.82)	$(182.25)

Basic and diluted weighted average number of common shares outstanding (4)	5,087	141	92	70	67	15,023	245

	Year Ended					Six Months Ended
	July 2, 2005	July 3, 2004	June 28, 2003	June 29, 2002	June 30, 2001	December 31, 2005	January 1, 2005
Balance Sheet Data
Working capital (deficit)	$(36,450)	$(35,543)	$(20,419)	$21,155	$(2,809)	$(25,724)	$(31,456)
Total assets	87,356	93,676	106,489	113,889	158,375	78,049	112,133
Long-term debt and capital leases	2,829	5,235	4,602	38,756	61,242	71	5,835
Redeemable preferred stock	—	—	—	—	35,421	—	—
Shareholders’ equity (deficit)	10,429	6,476	22,450	29,315	(31,592)	23,592	13,678

(1)	July 2, 2005 includes an increase in the legal settlement reserve for the MIS summary order and related expense for $4.9 million recorded as at that date.

(2)	We adopted SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), on July 1, 2001, and accordingly, ceased amortizing goodwill totaling $42.8 million as of July 1, 2001. Amortization of goodwill for the fiscal year ended June 30, 2001 totaled $6.1 million.

(3)	Restructuring charges and asset impairments, which included costs for severance, excess facilities, and impairment of long-lived assets were $1.6 million for fiscal 2005, $0.4 million for fiscal 2004, $0 for fiscal 2003 and 2002, and $7.1 million for fiscal 2001.

(4)	Adjusted for 1:50 reverse stock split on February 16, 2005.

RISK FACTORS

Our business faces many risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risk factors actually occur, our business, financial condition or results of operations could suffer, and the trading price of our stock could decline.

Given our history of losses, we cannot predict whether we will be able to achieve or sustain profitability or positive cash flow. Our operating losses have significantly exceeded the cost savings resulting from reorganization and improved systems. Our net losses applicable to common shareholders for the six months ended December 31, 2005 and January 1, 2005, were $12.4 million and $44.7 million, respectively. The respective periods’ net losses were $7.2 million and $15.5 million. The increased amount of losses applicable to common shareholders for such periods was caused by beneficial conversion charges of $5.2 million and $29.2 million for the respective periods. Our net losses applicable to common shareholders for the fiscal years ended July 2, 2005 and July 3, 2004 were $106.9 million and $77.7 million, respectively. The respective periods’ net losses were $49.8 million and $47.8 million. The increased amount of losses applicable to common shareholders for such periods was caused by beneficial conversion charges of $57.0 million and $29.9 million for the respective periods. To achieve profitability, we must successfully pursue new revenue opportunities, effectively limit the impact of competitive pressures on pricing and freight volumes, and fully implement our technology initiatives and other cost-saving measures. We cannot assure you that we will ever achieve or sustain profitability or positive cash flow.

We have experienced certain material weaknesses in our internal control over financial reporting. In connection with the preparation of our consolidated financial statements for the year ended July 2, 2005, certain material weaknesses became evident to our management, including the inability to fully reconcile cash applications on a timely basis, and due to resource constraints, the inability to close our books in a timely manner on a month-to-month basis. A material weakness is a significant deficiency in one or more of the internal control components that alone or in the aggregate precludes our internal controls from reducing to an appropriately low level the risk that material misstatements in our financial statements will not be prevented or detected on a timely basis. We have taken steps to attempt to improve our internal controls and our control environment. We have established, and are implementing, a cash applications initiative to ensure timely and accurate posting of cash receipts and have aggressively recruited experienced professionals to augment and upgrade our financial staff to address issues of timeliness in financial reporting. Although we believe that these corrective steps will enable management to conclude that the internal controls over our financial reporting are effective when they are fully implemented, we cannot assure you these steps will be sufficient. We may be required to expend additional resources to identify, assess and correct any additional weaknesses in internal control.

Early termination or non-renewal of contracts could negatively affect our operating results. Our contracts with our commercial customers typically have a term of one to three years, but are often terminable earlier at will upon 30 or 60 days notice. Early termination or non-renewal of these contracts could have a material adverse effect on our business, financial condition and results of operations.

We face a customer concentration risk. We have two customers that each accounted for more than 10% of net revenues for the three and six months ended December 31, 2005. If either of these customers were to modify the service level obtained from us or transition to another service provider, it would adversely affect our financial position, results of operations and cash flows.

We may be unable to successfully compete with others in the same-day delivery and logistics services market. The market for same-day delivery and logistics services has been and is expected to remain highly competitive. Competition is often particularly intense for basic delivery services. High fragmentation and low barriers to entry characterize the industry. Other companies in the industry compete with us not only for provision of services but also for qualified drivers. Some of these companies have longer operating histories and greater financial and other resources than we have. Additionally, companies that do not currently operate delivery and logistics businesses may enter the industry in the future. We cannot assure you that we will be able to effectively compete with existing or future competitors.

We are exposed to litigation stemming from the accidents or other activities of our drivers and messengers. As of December 31, 2005, we utilized the services of approximately 2,751 drivers and messengers. From time to time such persons are involved in accidents or other activities that may give rise to liability claims against us. We currently carry liability insurance with a per-occurrence and an aggregate limit of $5 million. Our independent contractor owner-operators are required to maintain liability insurance of at least the minimum amounts required by applicable state or provincial law. We also have insurance policies covering property and fiduciary trust liability, which coverage includes all drivers and messengers. We cannot assure you that claims against us will not exceed the applicable amount of coverage, that our insurer will be solvent at the time of settlement of an insured claim, or that we will be able to obtain insurance at acceptable levels and costs in the future. If we were to experience a material increase in the frequency or severity of accidents, liability claims, workers’ compensation claims, unfavorable resolutions of claims, or insurance costs, our business, financial condition and results of operations could be materially adversely affected.

We do not pay federal or state employment taxes on our drivers who are independent contractors. A significant number of our drivers are independent contractors and not our employees. From time to time, federal and state taxing authorities have sought to assert that independent contractor drivers in the same-day transportation and transportation industries are employees. We do not pay or withhold federal or state employment taxes with respect to drivers who are independent contractors. Although we believe that the independent contractors we utilize are not employees under existing interpretations of federal and state laws, we cannot guarantee that federal and state authorities will not challenge this position or that other laws or regulations, including tax laws and laws relating to employment and workers’ compensation, will not change. If the IRS were to successfully assert that our independent contractors are in fact our employees, we would be required to pay withholding taxes and extend employee benefits to these persons, and could be required to pay penalties or be subject to other liabilities as a result of incorrectly classifying employees. If drivers are deemed to be employees rather than independent contractors, we could be required to increase their compensation. Any of the foregoing possibilities could increase our operating costs and have a material adverse effect on our business, financial condition and results of operations.

Changes in spending on local delivery services could negatively affect our operating results. Our sales and earnings are especially sensitive to events that affect the delivery services industry, including extreme weather conditions, economic factors affecting our significant customers and shortages of or disputes with labor, any of which could result in our inability to service our clients effectively or to profitably manage our operations.

Our operations depend upon governmental licenses and permits. Although certain aspects of the transportation industry have been significantly deregulated, our delivery operations are still subject to various federal (U.S. and Canadian), state, provincial and local laws, ordinances and regulations that in many instances require certificates, permits and licenses. Our failure to maintain required certificates, permits or licenses, or to comply with applicable laws, ordinances or regulations could result in substantial fines or possible revocation of our authority to conduct certain of our operations.

Our reputation will be harmed, and we could lose customers, if the information and telecommunication technologies on which we rely fail to adequately perform. Our business depends upon a number of different information and telecommunication technologies as well as the ability to develop and implement new technology enabling us to manage and process a high volume of transactions accurately and timely. Any impairment of our ability to process transactions in this way could result in the loss of customers and diminish our reputation.

We may be unable to recruit, motivate and retain qualified management personnel. Our success depends on the skills, experience and performance of certain key members of our management. The loss of the services of any of these key employees could have a material adverse effect on our business, financial condition and results of operations. Our future success and plans for growth also depend on our ability to attract and retain skilled personnel in all areas of our business. There is strong competition for skilled management personnel in the same-day delivery and logistics businesses.

We may be unable to recruit, motivate and retain qualified delivery personnel. We depend upon our ability to attract and retain, as employees or through independent contractor or other arrangements, qualified delivery personnel who possess the skills and experience necessary to meet the needs of our operations. We compete in markets in which unemployment is generally relatively low and the competition for owner-operators and other employees is intense. We must continually evaluate and upgrade our pool of available owner-operators to keep pace with demands for delivery services. We cannot assure you that qualified delivery personnel will continue to be available in sufficient numbers and on terms acceptable to us. The inability to attract and retain qualified delivery personnel could have a material adverse impact on our business, financial condition and results of operations.

Fluctuations in our operating results may decrease the price of our securities. Prices for our common stock are determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for our common stock, investor perception of us and general economic and market conditions. Variations in our operating results, general trends in the delivery/logistics industry, government regulation and other factors could cause the market price of the common stock to fluctuate significantly. The stock market has, on occasion, experienced extreme price and volume fluctuations that have often particularly affected market prices for smaller companies and that often have been unrelated or disproportionate to the operating performance of the affected companies, and the price of our common stock could be affected by such fluctuations.

Increased fuel and transportation costs could diminish our ability to attract owner-operators. The owner-operators we utilize are responsible for all vehicle expense including maintenance, insurance, fuel and all other operating costs. We make every reasonable effort to include fuel cost adjustments in customer billings that are paid to owner-operators to offset the impact of fuel price increases. If future fuel cost adjustments are insufficient to offset owner-operators’ costs, we may be unable to attract a sufficient number of owner-operators, which would negatively impact our business, financial condition and results of operations.

We may be unable to fund our significant future capital needs, and we may need additional funds sooner than anticipated. We have depended, and if we are unable to execute against our plan, are likely to continue to depend, on our ability to obtain additional financing to fund our liquidity requirements. We may not be able to continue to obtain additional capital when needed, and additional capital may not be available on satisfactory terms. Achieving our financial goals involves maximizing the effectiveness of the variable cost model, the implementation of customer-driven technology solutions and continued leverage of the consolidated back office SG&A platform. To date, we have primarily relied upon debt and equity investments to fund these activities. We may be required to engage in additional financing activities to raise capital required for our operations. If we issue additional equity securities or convertible debt to raise capital, the issuance may be dilutive to the holders of our common stock. In addition, any additional issuance may require us to grant rights or preferences that adversely affect our business, including financial or operating covenants.

Our ability to fund operations depends on our ability to maintain the financing under our revolving credit agreement and our subordinated debt facility. At December 31, 2005, we were not in compliance with certain non-financial affirmative covenants under the revolving credit facility and our senior subordinated debt facility with respect to furnishing financial statements on a timely basis to the respective lenders. Although we intend to pursue waivers pertaining to these matters of compliance, we cannot assure you we will be able to obtain or maintain such waivers in the future and we may be unable to regain or maintain compliance with our debt covenants in the future.

If we do not maintain our NASDAQ listing, you may have difficulty trading our securities. We will need to maintain certain financial and corporate governance qualifications to keep our securities listed on the

NASDAQ Capital Market (“NASDAQ”). At various times in the past we have received notices from NASDAQ that we would be delisted due to a variety of matters, including failure to maintain a minimum bid price of $1.00, failure to timely hold an annual shareholders meeting and failure to meet the minimum levels of stockholders’ equity. In each instance we have taken the actions required by NASDAQ to maintain continued listing, but we cannot assure you that we will at all times meet the criteria for continued listing. In the event of delisting, trading, if any, would be conducted in the over-the-counter market in the so-called “pink sheets” or on the OTC Bulletin Board. In addition, our securities could become subject to the SEC’s “penny stock rules.” These rules would impose additional requirements on broker-dealers who effect trades in our securities, other than trades with their established customers and accredited investors. Consequently, the delisting of our securities and the applicability of the penny stock rules may adversely affect the ability of broker-dealers to sell our securities, which may adversely affect your ability to resell our securities. If any of these events take place, you may not be able to sell as many securities as you desire, you may experience delays in the execution of your transactions and our securities may trade at a lower market price than they otherwise would.

Sales of shares in the public market following this registration may adversely affect prevailing market prices. Upon the effectiveness of this offering, 25,355,172 shares of our common stock will be eligible for resale in the public market. Additional shares of common stock may become eligible for sale in the public market from time to time upon exercise of warrants and stock options. The sale of such securities may negatively affect the price you may obtain for the sale of your securities.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent registered public accounting firm. As directed by Section 404 of the Sarbanes-Oxley Act, the SEC adopted rules requiring public companies to include a report of management on internal control over financial reporting in their annual reports. In addition, the independent registered public accounting firm auditing a public company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting as well as the operating effectiveness of the company’s internal controls over financial reporting. We do not expect to be subject to these requirements for fiscal 2006 or fiscal 2007. We are evaluating our internal controls over financial reporting in order to allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls, as a required part of our annual report, beginning with our annual report for fiscal 2008.

While we expect to expend significant resources during fiscal 2007 in developing the necessary documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act, there is a risk that we will not comply with all of the requirements imposed thereby. At present, there is no precedent available with which to measure compliance adequacy. Accordingly, we cannot assure you that we will not receive an adverse report on our assessment of our internal controls over financial reporting and/or the operating effectiveness of our internal controls over financial reporting from our independent registered public accounting firm.

If we identify further significant deficiencies or material weaknesses in our internal controls over financial reporting that we cannot remediate in a timely manner or we receive an adverse report from our independent registered public accounting firm with respect to our internal controls over financial reporting, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected.

In addition to the above, if our independent registered public accounting firm is unable to rely on our internal controls over financial reporting in connection with their audit of our financial statements, and in the further event that they are unable to devise alternative procedures in order to satisfy themselves as to the material accuracy of our financial statements and related disclosures, it is possible that we could receive a qualified or adverse audit opinion on those financial statements. In that event, the market for our common stock could be adversely affected. In addition, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In accordance with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we note that certain statements in this prospectus and in the documents incorporated by reference into this prospectus that are forward-looking and that provide other than historical information, involve risks and uncertainties that may impact our results of operations. These forward-looking statements include, among others, statements concerning our general business strategies, financing decisions, and expectations for funding capital expenditures and operations in the future. Additionally, such statements are based, in part, on assumptions made by, and information currently available to, management, including management’s own knowledge and assessment of our company, our industry and our competition. When used herein and in the documents incorporated by reference, the words “believe,” “plan,” “continue,” “hope,” “estimate,” “project,” “intend,” “expect,” and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from historical results or from those results presently anticipated or projected.

Readers are cautioned not to attribute undue certainty to our forward-looking statements, which speak only as of the date thereof. We believe the information contained in this prospectus to be accurate as of the date hereof. Changes may occur after that date, and we will not update that information, except as required by law, in the normal course of our public disclosure practices.

USE OF PROCEEDS

The proceeds from the sale of the shares covered by this prospectus will be received by the selling shareholders. We will not receive any of the proceeds from the sales by the selling shareholders of the shares covered by this prospectus. We will receive the exercise price of the warrants held by the selling shareholders, if any, if and when such warrants are exercised, assuming the exercise price of such warrants is paid in cash. If we realize proceeds from the exercise of all of the warrants, assuming they are exercised entirely for cash, the net proceeds to us would be approximately $6,841,000. We expect to use the proceeds of any such warrant exercises for general working capital purposes. Given our inability to predict when, or if, we would receive any such proceeds, we are unable to specify our intended use of such funds with any more particularity than as set forth in the immediately preceding sentence.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2005. You should read this information in conjunction with the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus. None of the information below reflects the potential conversion of Series M, N, O and P Preferred into shares of common stock, the exercise of outstanding common stock warrants, or the exercise of outstanding options to purchase common stock.

December 31, 2005
(In thousands except for share data)
Long-term debt	$71
Stockholders’ equity:
Preferred stock, $.004 par value, 299,515,270 shares authorized, 10,844,178 issued and outstanding	35,429
Common stock, $.004 par value, 700,000,000 shares authorized, 16,424,584 issued and outstanding	66
Stock subscription receivable	(7,543)
Additional paid-in capital	309,940
Accumulated deficit	(314,316)
Accumulated other comprehensive income	16

Total shareholders’ equity	23,592

Total capitalization	$23,663

DESCRIPTION OF OUR CAPITAL STOCK

Our Amended and Restated Certificate of Incorporation authorizes the issuance of 999,515,270 shares of capital stock, consisting of 700,000,000 shares of common stock and 299,515,270 shares of preferred stock, par value $.004 per share. Of such preferred stock, we have designated 6,904,783 shares as Series M Preferred; 2,544,097 shares as Series N Preferred; 1,625,000 shares as Series O Preferred; and 5,022,000 shares as Series P Preferred. As of December 31, 2005, we had 16,424,584 shares of common stock outstanding; 5,023,098 shares of common stock reserved for future issuance under our stock-based plans; 1,651,762 shares of common stock reserved for issuance under our outstanding common stock options; 3,040,876 shares of common stock reserved for issuance under our outstanding common stock warrants; and 13,685,320 shares of common stock reserved for issuance upon conversion of outstanding Series M, N, O and P Preferred. Subsequent to December 31, 2005, we reserved another 250,000 shares of common stock for possible issuance under a settlement agreement and mutual release. As a result of the foregoing, we have 660,174,360 shares of authorized but unissued common stock remaining available for other purposes and 283,419,390 shares of authorized but undesignated preferred stock remaining available for other purposes.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote at a meeting of shareholders, except as otherwise required by law and subject to the rights of any preferred stock we may issue in the future. The holders of our common stock are generally entitled to vote on amendments to our certificate of incorporation, except for the designation of a series of preferred stock out of our authorized preferred stock. There are no cumulative voting rights for the election of our directors, which means that the holders of a majority of the outstanding shares of our common stock will be entitled to elect all of our directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive such dividends, if any, as may be declared by our board of directors out of funds legally available for dividends. In the event of liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of or provision for our liabilities, subject to prior rights of preferred stock, if any, then outstanding. Our common stock has no pre-emptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable.

We now have only one class of capital stock outstanding and entitled to vote, common stock with voting rights.

Preferred Stock

Pursuant to our certificate of incorporation, our board of directors has the authority, without action by our shareholders, to issue, and has issued, shares of preferred stock. However, pursuant to Rule 4350(i) of the rules of the National Association of Securities Dealers, Inc., as a condition to the continued listing of our common stock on NASDAQ, we are required to obtain shareholder approval of various issuances, including the issuance of preferred stock convertible into common stock equal to 20 percent or more of our common stock outstanding before the issuance for less than the greater of book or market value of the stock. The board of directors may issue additional shares of preferred stock from time to time in one or more series and may fix the rights, preferences, privileges and restrictions of each series of preferred stock. Some of the rights and preferences that our board of directors may designate include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms. The board of directors may determine the number of shares constituting any series and the designation of such series. Any or all of the rights and preferences selected by our board of directors for any series of preferred stock may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect, among other things, the voting power of holders of common stock and the likelihood that shareholders will receive dividend payments and payments upon our liquidation, dissolution or winding up.

Transfer Agent and Registrar

The Transfer Agent and Registrar with respect to the common stock is American Stock Transfer & Trust, 59 Maiden Lane, New York, New York.

SHARES ELIGIBLE FOR FUTURE SALE

As of December 31, 2005, we had outstanding an aggregate of 16,424,584 shares of our common stock, assuming no exercises of outstanding options and warrants and no conversion of any preferred stock. All shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless they are purchased by one of our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act.

Certain outstanding shares of our common stock not included in this prospectus are eligible for sale in the public market as follows:

Rule 144

In general, under Rule 144, as currently in effect, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of certain prior owners other than affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which equals 164,245 shares as of December 31, 2005, or

•	the average weekly trading volume of our common stock on the NASDAQ Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. In order to effect a Rule 144 sale of our common stock, our transfer agent will require an opinion from legal counsel.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares for at least two years, including the holding period of certain prior owners other than affiliates, is entitled to sell those shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. Our transfer agent will require an opinion from legal counsel to effect a Rule 144(k) transaction.

SELLING SHAREHOLDERS

The following table presents information regarding the selling shareholders. Unless otherwise noted, the shares listed below represent the shares that each selling shareholder beneficially owned on December 31, 2005. The shares being offered hereunder represent 11,971,131 outstanding shares of common stock, 11,500,125 shares of common stock issuable upon the conversion of preferred stock and 1,883,916 shares of common stock issuable upon the exercise of warrants.

We are registering the above-referenced shares to permit each of the selling shareholders and their pledges, donees, transferees or other successors-in-interest that receive their shares from the selling shareholders as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares.

The following table sets forth the name of each selling shareholder, the number of shares owned by each of the selling shareholders as of December 31, 2005, the number of shares that may be offered under this prospectus and the number of shares of our common stock owned by the selling shareholders after this offering is completed, assuming all of the shares being offered are sold. Except as otherwise disclosed below, none of the selling shareholders has, or within the past three years has had, any position, office or other material relationship with us. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that a selling shareholder may offer under this prospectus.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act. The percentages of shares beneficially owned are based on 16,424,584 shares of our common stock outstanding as of December 31, 2005, plus the shares of common stock beneficially owned by the respective selling shareholder, as set forth in the following table and more fully described in the applicable footnotes.

Name and Address of Selling Shareholder	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered		Shares Beneficially Owned After Offering
	Number		Percent			Number	Percent
Andre Agassi c/o Boulevard Management 21650 Oxnard Street Suite 1925 Woodland Hills, CA 91367-4901	4,127	(1)	*	4,127	(1)	0	0

Alliance Financial, LLC 310 Little Elk Creek Avenue Snowmass, CO 81654	9,185	(2)	*	9,185	(2)	0	0

Arista Partners, LP Attn: Terri Meeks Post Office Box 2720 Wilmington, DE 19805	155	(3)	*	155	(3)	0	0

BBJ Vermoegensanlagen GbR c/o Mr. Goetz Jaeger Bussardweg 67 61118 Bad Vilbel, Germany	2,229	(4)	*	2,229	(4)	0	0

BNS Long Short Fund 660 Madison Ave, 14th flr, New York, NY 10021	3,953	(5)	*	3,953	(5)	0	0

Name and Address of Selling Shareholder	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered		Shares Beneficially Owned After Offering
	Number		Percent			Number	Percent
Banc of America Leasing & Capital, LLC 231 S. LaSalle Street Mailcode: IL1-231-16-46 Chicago, IL 60604 Attention: Stuart R. Schwartz	178,300		1.1%	178,300		0	0

Andrew K. Boszhardt, Jr. 660 Madison Ave., 14th Floor New York, NY 10021	6,365	(6)	*	6,365	(6)	0	0

Boszhardt, Jr. IRA 660 Madison Ave., 14th Floor New York, NY 10021	978	(7)	*	978	(7)	0	0

Edward R. Bradley Jr. c/o CBS News 524 West 57th Street New York, NY 10001-2902	2,889	(8)	*	2,889	(8)	0	0

Steven and Emily Bragg Joint Tenants in Common 396 Mansfield Avenue Darien, CT 06820	6,191	(9)	*	6,191	(9)	0	0

Bristol Investment Fund Ltd 10990 Wilshire Advisors #1410 Los Angeles, CA 90024	6,300	(10)	*	6,300	(10)	0	0

Broadband Capital Management LLC 805 Third Avenue, 15th Floor New York, NY 10022	11,227	(11)	*	11,227	(11)	0	0

Canadian Peso 660 Madison Ave., 14th Floor New York, NY 10021	266	(12)	*	266	(12)	0	0

Walter Carozza 645 Madison Ave., Ste 1200 New York, NY 10022	548	(13)	*	548	(13)	0	0

CCS Group, LLC 1 Sunset Drive Chappaqua, NY 10514	12,000	(14)	*	12,000	(14)	0	0

Cliff Chapman 10 Warren Ave. Spring Lake, NJ 07762	18,713	(15)	*	18,713	(15)	0	0

Courtney Clark 310 Stevens Street Aspen, CO 81612	3,061	(16)	*	3,061	(16)	0	0

Lester L. Colbert Jr. 60 East 42nd Street Suite 3202 New York, NY 10165	825	(17)	*	825	(17)	0	0

Name and Address of Selling Shareholder	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered		Shares Beneficially Owned After Offering
	Number		Percent			Number	Percent
Cordillera Fund LP 8201 Preston Road, Ste 400 Dallas, TX 75225	3,292	(18)	*	3,292	(18)	0	0

Crestview Capital Master, LLC 95 Revere Drive, Suite A Northbrook, IL 60062	1,074,671	(19)	6.1%	1,074,671	(19)	0	0

Anthony J. de Nicola 214 Green Ridge Road Franklin Lakes, NJ 07417	4,127	(1)	*	4,127	(1)	0	0

Robert M. Dewey Jr. 211 West Mountain Road Ridgefield, CT 06877	8,255	(20)	*	8,255	(20)	0	0

Adolf R. Dibiasio 26 Highview Road Daien, CT 06820	95,579	(21)	*	95,579	(21)	0	0

John Duffy 6244 Riverside Drive Atlanta, GA 30328	95,579	(21)	*	95,579	(21)	0	0

Sandra Einck 4005 Palm Tree Blvd. Cape Coral, FL 33904	2,563	(22)	*	2,563	(22)	0	0

ERV Associates II, LLC 645 Madison Avenue Suite 1200 New York, NY 10022	3,470	(23)	*	3,470	(23)	0	0

ERV Partners, LLC 645 Madison Ave., Ste 1200 New York, NY 10022	2,578	(24)	*	2,578	(24)	0	0

Stephen Ewing 20 Lola Lane Pawling, NY 12564	16,282	(25)	*	16,282	(25)	0	0

Wesley Fredenburg 833 Great Oaks Trail Eagan, MN 55123	24,625	(26)	*	24,625	(26)	0	0

Leon Frenkel 401 City Avenue, #800 Bala Cynwyd, PA 19004	4,703	(27)	*	4,703	(27)	0	0

Gryphon Master Fund, L.P. 100 Crescent Court, #475 Dallas, TX 75201	265,664	(28)	1.6%	265,664	(28)	0	0

Gryphon Partners, LP 100 Crescent Court #490 Dallas, TX 75201	173,370	(29)	1.0%	173,370	(29)	0	0

Name and Address of Selling Shareholder	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered		Shares Beneficially Owned After Offering
	Number		Percent			Number	Percent
GSSF Master Fund, LP 100 Crescent Court, #490 Dallas, TX 75201	219,516	(30)	1.3%	219,516	(30)	0	0

Arjun Gupta c/o TeleSoft Partners 1450 Fashion Island Blvd. Suite 610 San Mateo, CA 94404	825	(17)	*	825	(17)	0	0

Trust f/b/o Melinda Hackett Montague H. Hackett, Jr., Trustee 590 Madison Avenue 21st Floor New York, NY 10022	2,476	(31)	*	2,476	(31)	0	0

Trust f/b/o Montague H. Hackett III Montague H. Hackett, Jr., Trustee 590 Madison Avenue 21st Floor New York, NY 10022	1,651	(32)	*	1,651	(32)	0	0

Jeffrey Hendrickson One Morningside Dr. N., Suite 200 Westport, CT 06880	36,254	(33)	*	36,254	(33)	0	0

HLP Management Inc. c/o T.E.A.M. Marketing AG Alpenquai 30 P.O. Box 12163 CH-6000 Lucerne 12, Switzerland	12,382	(34)	*	12,382	(34)	0	0

J.D. Associates, LLC c/o Jeffrey M. Drazan 2884 Sand Hill Road Suite 100 Menlo Park, CA 94025	825	(17)	*	825	(17)	0	0

John Hancock Life Insurance Company c/o John Hancock Financial Services, Inc. 200 Clarendon Street Boston, MA 02117 Attention: Karen Morton, Esq.	170,800		1.0%	170,800		0	0

Donald R. Keough DMK International, Inc. 200 Galleria Parkway Suite 970 Atlanta, GA 30339	825	(17)	*	825	(17)	0	0

Mark Kesselman 805 Third Avenue New York, NY 10022	16,282	(25)	*	16,282	(25)	0	0

Keswick Private Fund III, LLC c/o Mr. William F. Jones 1330 Avenue of the Americas 27th Floor New York, NY 10019	8,255	(20)	*	8,255	(20)	0	0

Name and Address of Selling Shareholder	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered		Shares Beneficially Owned After Offering
	Number		Percent			Number	Percent
Drew Kronick 554 Lenox Ave Westfield, NJ 07090	17,552	(35)	*	17,552	(35)	0	0

William S. Lapp 12840 11th Avenue North Plymouth, MN 55441	264,163	(36)	1.6%	264,163	(36)	0	0

Thomas H. Lee 200 Madison Avenue, Suite 2225 New York, NY 10016	140,486	(37)	*	140,486	(37)	0	0

Robert Lewis 55 Tanners Drive Wilton, CT 06897	20,000	(38)	*	20,000	(38)	0	0

Article 7th Marital Trust UWO of SL Lewis 60 East 88th Street Apartment # 11 New York, NY 10128	2,064	(39)	*	2,064	(39)	0	0

Limit & Co. c/o Mr. John MacDonald, Partner 2501 McGee Traffic Way Mail Drop 323 Kansas City, MO 64108	82,546	(40)	*	82,546	(40)	0	0

Local No. 8, I.B.E.W. Retirement Plan & Trust 727 Lime City Road P.O. Box 60408 Rossford, OH 43460	49,527	(41)	*	49,527	(41)	0	0

Longview Fund, LP 600 Montgomery St. 44th Floor San Francisco, CA 94111	3,575,090	(42)	17.9%	3,575,090	(42)	0	0

Longview Equity Fund, LP 600 Montgomery St. 44th Floor San Francisco, CA 94111	598,826	(43)	3.5%	598,826	(43)	0	0

Longview International Equity Fund, LP 600 Montgomery St. 44th Floor San Francisco, CA 94111	294,944	(44)	1.8%	294,944	(44)	0	0

Dan W. Lufkin 711 Fifth Avenue 10th Floor New York, NY 10022	825	(17)	*	825	(17)	0	0

Michael Luther 1315 Ridgewood Avenue Omaha, NE 68124	35,583	(45)	*	35,583	(45)	0	0

Name and Address of Selling Shareholder	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered		Shares Beneficially Owned After Offering
	Number		Percent			Number	Percent
Bruce Marcurda 110 W. Ocean Blvd. #903 Long Beach, CA 90802	8,000	(46)	*	8,000	(46)	0	0

Marshall & Ilsley Trust Company N.A. as Trustee of the Lapp, Libra, Thomson, Stoebner & Pusch Money Purchase Pension Plan FBO: William S. Lapp 4717 Grand Ave., Ste 400 Kansas City, MO 64112	4,447		*	4,447		0	0

Marshall & Ilsley Trust Company N.A. as Trustee of the Lapp Libra 401(k) FBO William S. Lapp 4717 Grand Ave., Ste 400 Kansas City, MO 64112	67,912	(47)	*	67,912	(47)	0	0

Kathleen McDonnell 10 Ginger Court Princeton, NJ 08540	6,162	(48)	*	6,162	(48)	0	0

MCG Global One Morningside Dr. N., Ste 200 Westport, CT 06880	166,128	(49)	1.0%	166,128	(49)	0	0

MCG-USHP One Morningside Drive, Ste. 200 Westport, CT 06880	900	(50)	*	900	(50)	0	0

Mark Miller 235 Radlett Lane Alpharetta, GA 30022	9,976	(51)	*	9,976	(51)	0	0

Ray A. Mirza 218 E. 29th St., Apt. 8 New York, NY 10016	16,652	(52)	*	16,652	(52)	0	0

Morgan Stanley DW Inc Cust For Steven Cristaldi IRA 4511 N. Himes Ave., Suite 210 Tampa, FL 33614	5,930	(53)	*	5,930	(53)	0	0

Bill Nelson 1438 Third Avenue, #24B New York, NY 10028	2,678	(54)	*	2,678	(54)	0	0

Richard Neslund 15210 Wayzata Blvd. Wayzata, MN 55391	427,108	(55)	2.6%	427,108	(55)	0	0

Harold J. Newman 605 Third Avenue 39th Floor New York, NY 10158	2,476	(31)	*	2,476	(31)	0	0

Name and Address of Selling Shareholder	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered		Shares Beneficially Owned After Offering
	Number		Percent			Number	Percent
Hanh M. Ngo 11494 Orchila Street Cypress, CA 90630	3,483	(56)	*	3,483	(56)	0	0

Nite Capital, LP 9 West 57th St., 27th flr NewYork, NY 10019	724	(57)	*	724	(57)	0	0

Clifford M. and Ellen M. Noreen 95 Bent Tree Drive East Longmeadow, MA 01028	1,032	(58)	*	1,032	(58)	0	0

Palm Beach Overseas Investors Limited 805 Third Avenue, 156th Floor New York, NY 10022	2,975	(59)	*	2,975	(59)	0	0

Alexander Paluch 645 Madison Ave., Ste 1200 New York, NY 10022	30,319	(60)	*	30,319	(60)	0	0

Pequot Mariner Master Fund, L.P. 500 Nyala Fram Road Westport, CT 06880	514,499	(61)	3.0%	514,499	(61)	0	0

Pequot Navigator Offshore Fund, Inc. 500 Nyala Fram Road Westport, CT 06880	377,872	(62)	2.2%	377,872	(62)	0	0

Pequot Scout Fund, L.P. 500 Nyala Fram Road Westport, CT 06880	867,375	(63)	5.0%	867,375	(63)	0	0

Kay Perry 5003 Willowbend Houston, TX 77035	3,250		*	3,250		0	0

Dieter J. Pommerening Colonnaden 39 20354 Hamburg, Germany	2,476	(31)	*	2,476	(31)	0	0

Dieter Pommerening Colonnaden 39 20354 Hamburg, Germany	3,030	(64)	*	3,030	(64)	0	0

Premium Series PCC Limited 500 Nyala Road Westport, CT 06880	30,129	(65)	*	30,129	(65)	0	0

Janet W. Prindle 1 Sutton Place South New York, NY 10022	4,127	(1)	*	4,127	(1)	0	0

Mike Rapp 33 Union Sq W Apt 6f New York, NY 10003	29,940	(66)	*	29,940	(66)	0	0

Name and Address of Selling Shareholder	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered		Shares Beneficially Owned After Offering
	Number		Percent			Number	Percent
Stanley R. Rawn Jr. 53 Forest Avenue 1st Floor Old Greenwich, CT 06870	2,476	(31)	*	2,476	(31)	0	0

Reed Hobe Sound Trust c/o Mr. John D. Barrett II 90 Park Avenue 34th Floor New York, NY 10016	2,064	(39)	*	2,064	(39)	0	0

Robert Reynen 400 Spring Line Drive Naples, FL 34102	61,926	(67)	*	61,926	(67)	0	0

RFJM Partners LLC 100 Crescent Court, #475, Dallas, TX 75201	791	(68)	*	791	(68)	0	0

RIP Investments, LP c/o Matthew Kamens 1650 Arch St. 22nd Floor Philadelphia, PA 19103	1,909	(69)	*	1,909	(69)	0	0

Ray Rizzo 153 Greencrest Drive Pointe Vedra Beach, FL 33308	5,334	(70)	*	5,334	(70)	0	0

John B. Ryan 115 Central Park West New York, NY 10023	2,476	(31)	*	2,476	(31)	0	0

Lisa Schiltgen 7803 Glenroy Road Bloomington, MN 55439	2,000	(71)	*	2,000	(71)	0	0

Arthur B. Schoen Jr. 1100 Park Avenue Apartment # 5A New York, NY 10128	2,064	(39)	*	2,064	(39)	0	0

SCM Special Values Fund, LP 660 Madison Ave., 14th Floor New York, NY 10021	11,858		*	11,858		0	0

Scorpion Acquisition, LLC 200 Madison Avenue New York, NY 10016	238,651	(72)	1.4%	238,651	(72)	0	0

Scorpion Capital Partners, L.P. 245 Fifth Avenue, 25th Flr. New York, NY 10016	1,708,275	(73)	9.4%	1,708,275	(73)	0	0

SF Capital Partners Ltd. c/o Stark Offshore Management, LLC 3600 South Lake Drive St. Francis, WI 53235	542,741	(74)	3.2%	542,741	(74)	0	0

Name and Address of Selling Shareholder	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered		Shares Beneficially Owned After Offering
	Number		Percent			Number	Percent
Gregory P. Shlopak c/o Rockport Equity Management 63 Main Street Gloucester, MA 01930-5722	2,064	(39)	*	2,064	(39)	0	0

Sidewinder Holdings, Ltd. 9 Parkway North Suite 500 Deerfield, IL 60015 Attention: Ian Pye	150,900		*	150,900		0	0

Smithfield Fiduciary, LLC 900 Third Avenue, New York, NY 10022	817	(75)	*	817	(75)	0	0

Southern Cross Capital LLC 33 Riverside Avenue Westport, CT 06880	6,250	(76)	*	6,250	(76)	0	0

Special Situations Cayman Fund, L.P. 153 E. 53rd St, 55th Floor New York, NY 10022	131,768	(77)	*	131,768	(77)	0	0

Special Situations Fund III, L.P. 153 E. 53rd St, 55th Floor New York, NY 10022	338,438	(78)	2.0%	338,438	(78)	0	0

Special Situations Private Equity Fund, L.P. 153 E. 53rd St, 55th Floor New York, NY 10022	507,279	(79)	3.0%	507,279	(79)	0	0

David Spencer 926 Baileyana Road Hillsborough, CA 94010	825	(17)	*	825	(17)	0	0

John Steinmetz 33 Fairchild Road Sharon, CT 06069	39,600	(80)	*	39,600	(80)	0	0

Ted Swindells 139 24th Avenue San Francisco, CA 94121	3,500	(81)	*	3,500	(81)	0	0

Task (USA), Inc. Joseph Serra PC 50 Charles Lindbergh Blvd Suite 400 Uniondale, NY 11553	41,273	(82)	*	41,273	(82)	0	0

TenX, Inc. 170 Mason Street Greenwich, CT 19428	37,402		*	37,402		0	0

TH Lee Putnam Parallel Ventures LP 200 Madison Avenue, Suite 2225 New York, NY 10016	4,382,624	(83)	26.3%	4,382,624	(83)	0	0

Name and Address of Selling Shareholder	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered		Shares Beneficially Owned After Offering
	Number		Percent			Number	Percent
TH Lee Putnam Ventures LP 200 Madison Avenue, Suite 2225 New York, NY 10016	6,228,299	(84)	36.6%	6,228,299	(84)	0	0

THLi Co Investment Partners LLC 200 Madison Avenue, Suite 2225 New York, NY 10016	362,779	(85)	2.2%	362,779	(85)	0	0

United Investors Group, Inc. c/o Mr. Robert Lenthe 712 Fifth Avenue 8th Floor New York, NY 10019	82,546	(86)	*	82,546	(86)	0	0

US Bank National Association Custodian FBO Joseph Bartlett U.S. Bank Place 1212, East Wayzata Blvd. Wayzata, MN 55391	206	(87)	*	206	(87)	0	0

Leopoldo Villareal 487 Greenwich Street Apt. 2A New York, NY 10013	825	(17)	*	825	(17)	0	0

Vincent Wasik One Morningside Dr. N., Ste 200 Westport, CT 06880	256,050	(88)	1.5%	256,050	(88)	0	0

Phil Wagenheim 245 E 87 New York, NY 10128	14,970	(89)	*	14,970	(89)	0	0

Bert L. Zaccaria PO Box 1345 1170 Signal Hill Road Pebble Beach, CA 93953	825	(17)	*	825	(17)	0	0

*	Represents less than one percent.

(1)	Represents 846 shares issuable upon conversion of Series M and 3,281 shares of common stock.

(2)	Represents 6,105 shares issuable upon exercise of TerraNova Warrants M and 3,080 shares issuable upon exercise of TerraNova Warrants N.

(3)	Represents 32 shares issuable upon conversion of Series M and 123 shares of common stock.

(4)	Represents 457 shares issuable upon conversion of Series M and 1,772 shares of common stock.

(5)	Represents 3,420 shares issuable upon conversion of Series M and 533 shares issuable upon conversion of Series O.

(6)	Represents 4,274 shares issuable upon conversion of Series M, 978 shares issuable upon conversion of Series N, 800 shares issuable upon conversion of Series O and 313 shares issuable upon exercise of warrants.

(7)	Represents 978 shares issuable upon conversion of Series N.

(8)	Represents 592 shares issuable upon conversion of Series M and 2,297 shares of common stock.

(9)	Represents 1,270 shares issuable upon conversion of Series M and 4,921 shares of common stock.

(10)	Represents 764 shares issuable upon conversion of Series N and 5,536 shares issuable upon conversion of Series O.

(11)	Represents 11,227 shares issuable upon exercise of Series P Warrants.

(12)	Represents 266 shares issuable upon conversion of Series O.

(13)	Represents 548 shares issuable upon exercise of warrants.

(14)	Represents 12,000 shares issuable upon exercise of warrants.

(15)	Represents 18,713 shares issuable upon exercise of Series P Warrants.

(16)	Represents 2,035 shares issuable upon exercise of TerraNova Warrants M and 1,026 shares issuable upon exercise of TerraNova Warrants N.

(17)	Represents 169 shares issuable upon conversion of Series M and 656 shares of common stock.

(18)	Represents 3,292 shares issuable upon conversion of Series N.

(19)	Represents 1,074,671 shares issuable upon conversion of Series N.

(20)	Represents 1,693 shares issuable upon conversion of Series M and 6,562 shares of common stock.

(21)	Represents 74,579 shares issuable upon conversion of Series M and 21,000 issuable upon exercise of warrants.

(22)	Represents 2,563 shares issuable upon exercise of warrants.

(23)	Represents 711 shares issuable upon conversion of Series M and 2,759 shares of common stock.

(24)	Represents 207 shares issuable upon exercise of warrants and 2,371 shares of common stock.

(25)	Represents 16,282 shares issuable upon exercise of TerraNova Warrants M.

(26)	Represents 18,901 shares issuable upon exercise of warrants and 5,724 shares of common stock.

(27)	Represents 4,703 shares issuable upon conversion of Series N.

(28)	Represents 265,664 shares issuable upon conversion of Series O.

(29)	Represents 173,370 shares issuable upon conversion of Series N.

(30)	Represents 86,684 shares issuable upon conversion of Series N and 132,832 shares issuable upon conversion of Series O.

(31)	Represents 508 shares issuable upon conversion of Series M and 1,968 shares of common stock.

(32)	Represents 339 shares issuable upon conversion of Series M and 1,312 shares of common stock.

(33)	Represents 20,000 shares issuable upon exercise of warrants and 16,254 shares of common stock.

(34)	Represents 2,540 shares issuable upon conversion of Series M and 9,842 shares of common stock.

(35)	Represents 6,792 shares issuable upon exercise of warrants and 10,760 shares of common stock.

(36)	Represents 88,938 shares issuable upon conversion of Series M, 79,698 shares issuable upon conversion of Series P, 24,000 shares issuable upon exercise of Series P Warrants and 71,527 shares of common stock.

(37)	Represents 7,639 shares issuable upon conversion of Series M and 132,847 shares of common stock.

(38)	Represents 20,000 shares issuable upon exercise of warrants.

(39)	Represents 424 shares issuable upon conversion of Series M and 1,640 shares of common stock.

(40)	Represents 16,930 shares issuable upon conversion of Series M and 65,616 shares of common stock.

(41)	Represents 10,157 shares issuable upon conversion of Series M and 39,370 shares of common stock.

(42)	Represents 2,617,006 shares issuable upon conversion of Series P and 958,084 shares issuable upon exercise of Series P Warrants.

(43)	Represents 438,348 shares issuable upon conversion of Series P and 160,478 shares issuable upon exercise of Series P Warrants.

(44)	Represents 215,902 shares issuable upon conversion of Series P and 79,042 shares issuable upon exercise of Series P Warrants.

(45)	Represents 24,423 shares issuable upon exercise of TerraNova Warrants M and 11,160 shares upon exercise of TerraNova Warrants N.

(46)	Represents 8,000 shares issuable upon exercise of warrants.

(47)	Represents 49,712 shares issuable upon conversion of Series P and 18,200 shares issuable upon exercise of Series P Warrants.

(48)	Represents 3,500 shares issuable upon exercise of TerraNova Warrants M and 2,662 shares issuable upon exercise of TerraNova Warrants N.

(49)	Represents 4,775 shares issuable upon exercise of warrants and 161,353 shares of common stock.

(50)	Represents 900 shares issuable upon exercise of warrants.

(51)	Represents 8,000 shares issuable upon exercise of warrants and 1,976 shares of common stock.

(52)	Represents 5,930 shares issuable upon conversion of Series M, 8,032 shares issuable upon exercise of warrants and 2,690 shares of common stock.

(53)	Represents 5,930 shares issuable upon conversion of Series M.

(54)	Represents 2,678 shares issuable upon exercise of TerraNova Warrants N.

(55)	Represents 13,844 shares issuable upon exercise of warrants and 413,264 shares of common stock.

(56)	Represents 808 shares issuable upon exercise of warrants and 2,675 shares of common stock.

(57)	Represents 724 shares issuable upon conversion of Series O.

(58)	Represents 212 shares issuable upon conversion of Series M and 820 shares of common stock.

(59)	Represents 2,975 shares issuable upon conversion of Series M.

(60)	Represents 11,859 shares issuable upon conversion of Series M, 548 shares issuable upon the exercise of warrants and 17,912 shares of common stock.

(61)	Represents 514,499 shares issuable upon conversion of Series M.

(62)	Represents 377,872 shares issuable upon conversion of Series M.

(63)	Represents 867,375 shares issuable upon conversion of Series M.

(64)	Represents 3,030 shares issuable upon exercise of warrants.

(65)	Represents 30,129 shares issuable upon conversion of Series M.

(66)	Represents 29,940 shares issuable upon exercise of Series P Warrants.

(67)	Represents 1,375 shares issuable upon exercise of warrants and 60,551 shares of common stock.

(68)	Represents 791 shares issuable upon conversion of Series O.

(69)	Represents 392 shares issuable upon conversion of Series M and 1,517 shares of common stock.

(70)	Represents 5,334 shares issuable upon exercise of warrants.

(71)	Represents 2,000 shares issuable upon exercise of warrants.

(72)	Represents 238,651 shares issuable upon conversion of Series M.

(73)	Represents 1,491,563 shares issuable upon conversion of Series M and 216,712 shares issuable upon conversion of Series N.

(74)	Represents 542,741 shares issuable upon conversion of Series N.

(75)	Represents 817 shares issuable upon conversion of Series O.

(76)	Represents 6,250 shares issuable upon exercise of warrants.

(77)	Represents 131,768 shares issuable upon conversion of Series M.

(78)	Represents 338,438 shares issuable upon conversion of Series M.

(79)	Represents 507,279 shares issuable upon conversion of Series M.

(80)	Represents 25,566 shares issuable upon exercise of TerraNova Warrants M and 14,034 shares issuable upon exercise of TerraNova Warrants N.

(81)	Represents 3,500 shares issuable upon exercise of TerraNova Warrants M.

(82)	Represents 8,465 shares issuable upon conversion of Series M and 32,808 shares of common stock.

(83)	Represents 240,765 shares issuable upon conversion of Series M and 4,141,859 shares of common stock.

(84)	Represents 329,130 shares issuable upon conversion of Series M, 242,777 shares issuable upon exercise of warrants and 5,656,392 shares of common stock.

(85)	Represents 19,273 shares issuable upon conversion of Series M and 343,506 shares of common stock.

(86)	Represents 16,930 shares issuable upon conversion of Series M and 65,616 shares of common stock.

(87)	Represents 42 shares issuable upon conversion of Series M and 164 shares of common stock.

(88)	Represents 149,157 shares issuable upon conversion of Series M, 7,932 shares issuable upon exercise of warrants and 98,961 shares of common stock.

(89)	Represents 14,970 shares issuable upon exercise of Series P Warrants.

Relationships with Selling Shareholders

The selling shareholders acquired their securities pursuant to various private transactions. Certain selling shareholders holding an aggregate of 500,000 shares of common stock acquired their shares pursuant to a settlement agreement and mutual release with our company we entered into in December 2005. This prospectus covers certain shares of common stock, shares of common stock issuable upon conversion of Series M, N, O and P Preferred (including PIK shares), shares of common stock issuable upon exercise of Series P Warrants, Terra Nova Warrants M and Terra Nova Warrants N, and shares of common stock issuable upon exercise of certain other common stock purchase warrants.

Certain of our officers, directors and affiliates are selling shareholders. Specifically, Vincent Wasik is our Chief Executive Officer and the managing partner of MCG Global, LLC. Alexander Paluch is a member of our board of directors and is a partner in East River Ventures, LLC and ERV Partners, LLC. Jeffrey Hendrickson is our President and Chief Operating Officer. Wesley Fredenburg is our Secretary and General Counsel. Robert Lewis was previously our Chief Financial Officer. James Brown, who is not listed as a selling shareholder, does serve on our board of directors and is the managing partner of TH Lee Putnam Parallel Ventures, LP, TH Lee Putnam Ventures, LLC and THLi Co Investment Partners LLC.

Registration Rights of Selling Shareholders

Holders of our Series M, N, O and P Preferred have registration rights that were provided as part of each respective investment and are contained in Registration Rights Agreements (the “Rights Agreements”). The Rights Agreements require us to register the common stock resulting from conversion of the Preferred Stock at certain times subsequent to the closing. We have complied with these deadlines relative to our Series M, N and O Preferred and, upon the effective date of this registration, will be in compliance with the requirements of the Series P Preferred.

If (A) the registration statement covering the Series P Preferred is not declared effective by April 12, 2006, or (B) after the registration statement for any of the Series M, N, O or P Preferred has been declared effective by the SEC, sales cannot be made pursuant to such registration statement for any reason, but excluding the inability of any investor to sell the registrable securities covered thereby due to market conditions and except for certain permitted delays, then we will make pro-rata payments to each investor in an amount equal to 1.5% of the aggregate amount invested by such investor for each 30-day period or pro rata for any portion thereof following the date by which such registration statement should have been effective. In addition, our agreement with the holders of Series P Preferred provides that we will indemnify such holders in the event that they incur loss or liability due the fact that we have not registered the common stock underlying the Series P Preferred within the applicable time frame.

We agreed to have the 500,000 shares of common stock we issued under the terms of the above-referenced settlement agreement and mutual release registered no later than May 31, 2006. Our failure to have this registration declared effective by May 31, 2006, will constitute a default under the settlement agreement.

The other selling shareholders are participating in this registration pursuant to piggyback registration rights.

We have entered into arms’ length agreements with selling shareholders pursuant to which we agreed to pay the expenses related to the registration of the shares covered by this prospectus. The selling shareholders will pay commissions and selling expenses, if any, incurred by them. Our registration of the shares does not necessarily mean that the selling shareholders will sell all or any of the shares covered by this prospectus.

PLAN OF DISTRIBUTION

The selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling shareholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

LEGAL MATTERS

The validity of the issuance of the securities offered by this prospectus has been passed upon by Wesley C. Fredenburg, our General Counsel and Secretary. As of December 31, 2005, Mr. Fredenburg beneficially owned 24,625 shares of our common stock, consisting of 5,724 shares and 18,901 shares issuable upon the exercise of warrants. In addition, in December 2005, we awarded a three-year stock option for the purchase of 500,000 shares at $2.56 per share to Mr. Fredenburg. This option vests to the extent of 50% of the shares purchasable thereunder on December 31, 2006, and the remaining 50% of the shares purchasable thereunder on December 31, 2007.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended July 2, 2005, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by Item 404 of Regulation S-K is incorporated by reference into this prospectus. To review such information, please refer to our Annual Report on Form 10-K, as amended, for the fiscal year ended July 2, 2005.

The transactions set forth therein were approved by a majority of our independent, disinterested directors who had access, at our expense, to our legal counsel or independent legal counsel. We believe that all such transactions were made on terms no less favorable to us than we could have obtained from unaffiliated third parties. In the future, all material transactions with officers, directors and more than five percent shareholders will be approved by a majority of our independent, disinterested directors who will have access, at our expense, to our legal counsel or independent legal counsel and will be on terms no less favorable to us than we could obtain from unaffiliated third parties.

WHERE YOU CAN FIND MORE INFORMATION

The SEC allows us to “incorporate by reference” certain information we have filed with them, which means that we can disclose important information to you by referring you to documents we have filed with the SEC. The information incorporated by reference is considered to be part of this registration statement. We incorporate by reference the documents listed below:

•	Annual Report on Form 10-K, as amended, for the fiscal year ended July 2, 2005;

•	Quarterly Reports on Form 10-Q for the fiscal quarters ended October 1, 2005 and December 31, 2005; and

•	Current Reports on Form 8-K filed on July 15, 2005, July 26, 2005, October 20, 2005, November 4, 2005, November 9, 2005, December 13, 2005, and March 7, 2006.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus but not delivered with the prospectus. We will provide these reports or documents upon written or oral request, at no cost to the requester. Request for these reports or documents may be made to Wesley C. Fredenburg, General Counsel and Secretary, Velocity Express Corporation, 7803 Glenroy Road, Suite 200, Minneapolis, Minnesota 55439, (952) 835-4199, wes.fredenburg@velocityexp.com. These reports and documents also may be accessed at our website: www.velocityexp.com.

Federal securities law requires us to file information with the SEC concerning our business and operations. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these documents at the public reference room maintained by the SEC at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-1 to register the stock to be sold in connection with this prospectus. As permitted by the rules and regulations of the SEC, this prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and the securities offered under this prospectus, reference is made to the registration statement and the attached exhibits and schedule. Although required material information has been presented in this prospectus, statements contained in this prospectus as to the contents or provisions of any contract or other document referred to in this prospectus may be summary in nature and in each instance reference is made to the copy of this contract or other document filed as an exhibit to the registration statement and each statement is qualified in all respects by this reference, including the exhibits and schedule filed therewith. You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. The selling shareholders should not make an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement. Our business, financial condition, results of operations and prospectus may have changed since that date.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy any securities in any state where the offer or sale is not permitted.

25,355,172 Shares

Common Stock

PROSPECTUS

              , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses payable by us in connection with the sale and distribution of the shares being registered. All amounts shown are estimates, except the SEC registration fee.

SEC registration fee	$5,128
Legal fees and expenses	30,000
Accounting fees and expenses	20,000
Blue sky and related fees and expenses	10,000
Miscellaneous (including listing fees)	49,872

Total	$115,000

Each selling shareholder will be responsible for any underwriting discounts, brokerage fees or commissions and taxes of any kind (including, without limitation, transfer taxes) with respect to any disposition, sale or transfer of the shares being registered and for any legal, accounting and other expenses incurred by such selling shareholder.

Item 14.	Indemnification of Officers and Directors

Section 145 of the General Corporation Law of the State of Delaware, or DGCL, empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, and, for criminal proceedings, had no reasonable cause to believe his or her conduct was illegal. A Delaware corporation may indemnify officers and directors against expenses (including attorneys’ fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

Article Five of the by-laws of Velocity Express provides that Velocity Express may indemnify and hold harmless, to the fullest extent authorized by the DGCL, any person who is, or is threatened to be made, a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director or an officer of Velocity Express or is or was serving at the request of Velocity Express as a director, officer, employee or agent of any other corporation or entity, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, against all expense, liability and loss reasonably incurred by such indemnitee in connection with those proceedings. This right to indemnification includes the right to have Velocity Express advance the funds to cover expenses (including attorneys’ fees) incurred in defending any of those proceeding in advance of its final disposition; provided, however, that, if required by the DGCL, this expense advancement shall be made only upon delivery to Velocity Express of an undertaking by or on behalf of that indemnitee to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses. If a claim for indemnification under Velocity Express’ by-laws is not paid in full by the Company within thirty (30) days after a written claim has been received by Velocity Express, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against Velocity Express to recover the unpaid amount of the claim. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by Velocity Express to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses shall be on Velocity Express.

Article Nine of the certificate of incorporation of Velocity Express limits the personal liability of the directors of Velocity Express for violations of their fiduciary duty. This provision eliminates each director’s liability to Velocity Express or its shareholders for monetary damages except (i) for any breach of the director’s duty of loyalty to Velocity Express or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

The Company maintains a directors and officers insurance policy.

Item 15.	Recent Sales of Unregistered Securities

On February 12, 2004, we also authorized the granting of compensation warrants to certain members of our management, including Messrs. Jeffrey Hendrickson our President and Chief Operating Officer and Robert Lewis our former Chief Financial Officer and certain other officers and key employees in consideration of their continued service to our company. These seven-year warrants are exercisable for 40,000 shares of our common stock at an exercise price of $0.50 per share.

On July 26, 2004, we approved the grant of warrants to purchase an aggregate of 35,333 shares of our common stock to certain contractors of our company for their prior and continued service to our company. These five-year warrants are exercisable at an exercise price of $0.50 per share.

On February 14, 2005, we issued a warrant to purchase 9,677,553 shares of common stock, at an exercise price of $0.0001 per share, to TH Lee Putnam Ventures L.P. (“THLPV”) and its affiliates in return for its agreement to extend its obligations under the capital contribution agreement, dated July 1, 2004, for a period of two years.

On September 7, 2005, we also authorized the granting of compensation warrants to certain members of our management, including Messrs. Drew Kronick, EVP Business Development, Wesley Fredenburg, Secretary and General Counsel, and certain other officers and key employees in consideration of their continued service to our company, totaling warrants for the purchase of 58,035 shares of our common stock. These five-year warrants are exercisable at an exercise price of $2.75 per share.

We created and issued our Series I Preferred, Series J Preferred, Series K Preferred and Series L Preferred, at our annual meeting on February 14, 2005. Descriptions of each of these series follow. Upon issuance of these securities, the holders of at least a two-thirds majority of the issued and outstanding Series I Preferred, Series J Preferred and Series K Preferred, voting as separate classes, consented to the amendment of the rights and preferences of each of the Series I Preferred, Series J Preferred and Series K Preferred, respectively, to (1) make them automatically convert into common stock upon the conversion of our Series B Preferred into common stock, and (2) remove the limitation on conversion into common stock which limited conversion to the extent that such conversion would result in the holder of the preferred stock, together with the holder’s affiliates, holding 40% or more of all of the outstanding capital stock of our company on an as-converted basis.

Series I Preferred: From October through December of 2003, we entered into stock purchase agreements with 37 accredited investors to sell 16,809,987 shares of Series I Preferred at $1.50 per share for an aggregate consideration of approximately $25,215,000. Each share of Series I Preferred was convertible into one share of our common stock, and had an initial conversion price of $0.15 per share subject to certain adjustments, later adjusted to $0.1012. Series I Preferred shares were entitled to any dividends declared or paid on our common stock. We used the proceeds from the sale of the Series I Preferred for the following purposes: (i) to invest in technology; (ii) to strengthen our balance sheet by reducing accounts payable; and (iii) for working capital. Upon any liquidation, dissolution and winding up of our company, each holder of Series I Preferred was entitled to receive an amount in cash equal to $1.50 for each share of Series I Preferred, plus any accrued but unpaid dividends thereon, with rights inferior to the Series M Preferred (described below). The designation of this series was subsequently amended to provide for a mandatory conversion of such series of preferred stock into common stock upon the conversion of our Series B Preferred into common stock.

Series J Preferred: From March 2004 through July 2004, we entered into stock purchase agreements with 42 accredited investors to sell 7,999,993 shares of Series J Preferred at $1.50 per share for an aggregate consideration of approximately $12,000,000. Each share of Series J Preferred was convertible into one share of our common stock, and had an initial conversion price of $0.15 per share subject to certain adjustments, later adjusted to $0.1230. Series J Preferred shares were entitled to any dividends declared or paid on our common stock. We used the proceeds from the sale of the Series J Preferred for the following purposes: (i) to invest in technology; (ii) to strengthen our balance sheet by reducing accounts payable; and (iii) for working capital. Upon any liquidation, dissolution and winding up of our company, each holder of Series J Preferred was entitled to receive an amount in cash equal to $1.50 for each share of Series J Preferred, plus any accrued but unpaid dividends thereon, with rights inferior to the Series M Preferred (described below). The designation of this series was subsequently amended to provide for a mandatory conversion of such series of preferred stock into common stock upon the conversion of our Series B Preferred into common stock.

Series K Preferred: From August 2004 through December 2004, we entered into stock purchase agreements with four accredited investors to sell 9,851,466 shares of Series K Preferred at $1.50 per share for an aggregate consideration of approximately $14,777,200. Each share of Series K Preferred was convertible into one share of our common stock, and had an initial conversion price of $0.15 per share subject to certain adjustments, later adjusted to $0.1394. Series K Preferred shares were entitled to any dividends declared or paid on our common stock. We used the proceeds from the sale of the Series K Preferred for the following purposes: (i) to invest in technology; (ii) to strengthen our balance sheet by reducing accounts payable; and (iii) for working capital. Upon any liquidation, dissolution and winding up of our company, each holder of Series K Preferred was entitled to receive an amount in cash equal to $1.50 for each share of Series K Preferred, plus any accrued but unpaid dividends thereon, with rights inferior to the Series M Preferred (described below). The designation of this series was subsequently amended to provide for a mandatory conversion of such series of preferred stock into common stock upon the conversion of our Series B Preferred into common stock.

Series L Preferred: On December 21, 2004, we entered into stock purchase agreements with four accredited investors to sell 7,000,000 shares of Series L Preferred at $1.00 per share for an aggregate consideration of approximately $7,000,000. The consideration for the sale of this series consisted of cancellation of our obligation to repay THLPV the funds advanced by THLPV to our company. Series L Preferred shares were entitled to any dividends declared or paid on our common stock. Each share of Series L Preferred was convertible into one share of our common stock with a conversion price of $0.10 per share. Furthermore, upon the conversion of 100% of the Series B Preferred into common stock, the Series L Preferred was to automatically be converted, at the then current conversion price, into common stock. We used the $7,000,000 that THLPV previously advanced to support our revolving credit facility. Upon any liquidation, dissolution and winding up of our company, each holder of Series L Preferred was entitled to receive an amount in cash equal to $1.00 for each share of Series L Preferred, plus any accrued but unpaid dividends thereon, with rights inferior to the Series M Preferred (described below).

On February 15, 2005, all of the outstanding Series B Preferred shares were tendered for conversion into common stock. Upon conversion of the Series B Preferred, all outstanding classes of preferred stock of our company automatically converted into common stock at their respective conversion ratios.

We created our Series M Preferred on February 15, 2005, and issued 6,271,567 Series M Preferred upon tender of the Notes (described below) for conversion, including 54,471 PIK shares of Series M Preferred, as contemplated by the related purchase agreement. A description of this series follows.

Series M Preferred: On December 21, 2004, we entered into a purchase agreement with certain institutional and accredited investors, under which we issued 6% Convertible Notes (the “Notes”) in the aggregate principal amount of $21,000,000. Approximately $18,000,000 of the Notes was placed with three lead institutional investors and the remaining $3,000,000 of Notes was placed with THLPV and its affiliates, including Vincent Wasik, our Chief Executive Officer and Chairman of the Board, and other accredited investors. The sale of the Notes extended from December 21, 2004 into January 2005. We sold an additional $1,910,000 in principal amount of the Convertible Notes on January 31, 2005 in a private placement to certain holders of our preferred stock. The Series M Preferred has rights which include cumulative PIK dividends of six percent per annum, preferences in liquidation, the right of conversion into common stock at $3.685 per share, and voting rights, including the right to vote with holders of common stock as well as to vote as a separate group to elect one director. In the event of any liquidation or winding up of our company, the holders of the Series M Preferred will be entitled to a preference on liquidation, prior to any other class of security of our company ranking junior to it for liquidation, equal to one times (1x) the original purchase price of the Series M Preferred plus accrued and unpaid dividends.

As part of the payment for services rendered by TerraNova in facilitating the sale of the Series M Preferred, we sold to TerraNova for $1 warrants to purchase 4,882,174 shares of Series M Preferred. These TerraNova Warrants have a term of five years and may be exercised at any time prior to expiration by its holder for shares of Series M Preferred, with an exercise price per share equal to that of the Series M Preferred.

On February 20, 2005 and April 4, 2005, we issued warrants for the purchase of an aggregate of 8,808 shares of our common stock at an exercise price of $0.50 per share to two accredited investors. We issued these warrants as payment for technology services provided by such persons to our company.

Pursuant to a stock purchase agreement entered into on April 28, 2005, we sold 2,544,097 shares of Series N Preferred for $3.685 per share for net proceeds of approximately $9,375,000. Each share of Series N Preferred is convertible into one share of our common stock, and had an initial conversion price of $3.685 per share subject to certain adjustments. The proceeds were to be used for general working capital needs. The Series N Preferred is entitled to receive, in preference to holders of all other classes of stock (other than holders of the Series M Preferred), a PIK dividend at the rate of six percent per annum of the Series N Preferred stated value. Upon any liquidation, dissolution or winding up of our company the holders of the shares of Series N Preferred will rank senior to the holders of the common stock, but junior to the holders of the Series M Preferred, as to such distributions, and will be entitled to be paid an amount per share equal to the Series N Preferred stated value plus any accrued and unpaid dividends. The approval of shareholders holding at least 62.5% of the outstanding shares of the Series N Preferred is required for certain significant corporate actions, including mergers and sales of substantially all of our assets.

On July 20, 2005, we entered into stock purchase agreements for the sale of 1,400,000 shares of Series O Preferred in exchange for aggregate gross proceeds of approximately $5,600,000. The Series O Preferred is entitled to receive in preference to holders of all other classes of stock, other than holders of the Series M Preferred and the Series N Preferred, a PIK dividend at the rate of six percent per annum of the Series O Preferred stated value. Upon any liquidation, dissolution or winding up of our company the holders of the shares of Series O Preferred will rank senior to the holders of the common stock, but junior to the holders of the Series M Preferred and the Series N Preferred, as to such distributions, and will be entitled to be paid an amount per share equal to the Series O Preferred stated value plus any accrued and unpaid dividends. In addition to being junior to the Series M Preferred and the Series N Preferred from the standpoint of liquidation, the Series O Preferred also has reduced voting rights. For example, the approval of at least 62.5% of the outstanding shares of Series O Preferred is not required in order for us to merge, dispose of substantial assets, engage in affiliate transactions, pay dividends, authorize new stock options plans, license or sell our intellectual property or change the number members of our board of directors. Each of the shareholders has the right, at its option at any time, to convert any such shares of Series O Preferred into such number of fully paid and nonassessable whole shares of common stock as is obtained by multiplying the number of shares of Series O Preferred so to be converted by the liquidation preference per share and dividing the result by the conversion price of $4.00 per share, subject to certain adjustments.

On October 14, 2005, we entered into stock purchase agreements with one group of institutional investment funds and one accredited investor. The stock purchase agreements provide for the private placement of 3,099,513 shares of Series P Preferred in exchange for aggregate gross proceeds of approximately $10,352,370. The Series P Preferred has a term of three years and is entitled to receive a dividend at the rate of eight percent per annum of the Series P Preferred stated value, payable quarterly, in cash or PIK shares of Series P Preferred at our option. Under certain events of default, the interest rate will convert to 18%. To the extent that the issuance of such PIK shares would result in us issuing in excess of 20% of our outstanding common stock, the issuance will require the prior approval of our shareholders. Upon any liquidation, dissolution or winding up of our company, the investors of the shares of Series P Preferred will rank on parity with the holders of our Series M Preferred. Each of the investors has the right, at its option at any time, to convert any shares of Series P Preferred into shares of common stock at the conversion price of $3.34 per share subject to certain adjustments. At any time after the effective date of this registration statement and (i) prior to the termination date of the Series P Preferred, or (ii) upon a change of control, we shall have the right, but not the obligation, to redeem all or a portion of the shares of Series P Preferred by tendering to the investors 130% of the stated value of the outstanding Series P Preferred together with all accrued dividends. At the termination date of the Series P Preferred, we will have the right, but not the obligation, to redeem all or a portion of the shares of Series P Preferred by tendering to the investors 100% of the conversion price together with all accrued but unpaid dividends. In the event that we elect to redeem the Series P Preferred prior to the effectiveness of this registration statement, we may redeem the Series P Preferred by paying to the investors the greater of: (1) 130% of the outstanding stated value of the Series P Preferred plus accrued dividends, and (2) 100% of the stated value of the Series P Preferred plus all accrued dividends, plus 50% of the difference between the conversion price then in effect and the average closing price of our common stock for the 30 calendar days preceding such redemption. Each investor also received an A Warrant and B Warrant, each a warrant to purchase a number of shares of common stock equal to 20% of the amount of Series P Preferred purchased. The exercise of the A Warrant and B Warrant are subject to the prior approval of our shareholders. The exercise price for both warrants is $4.00, subject to adjustment. Additionally, the B Warrant is only exercisable in the event that this registration statement is not declared effective within 270 days of closing. We have has the option to redeem both warrants in the event that our common stock maintains a closing price of at least $7.00 for twenty consecutive trading days. The investors are also parties to a registration rights agreement. Such agreement requires the filing of this registration statement no later than 90 days after the closing date, and that it be effective within 180 days after the closing date.

On December 8, 2005, we awarded (1) a warrant to purchase 1,200,000 shares of common stock to Vincent Wasik, our Chief Executive Officer, (2) a stock option for the purchase of 700,000 shares of common stock to Jeffrey Hendrickson, our President and Chief Operating Officer, (3) a stock option to purchase 100,000 shares of common stock Daniel DeFazio, our Chief Financial Officer, (4) a stock option for the purchase of 50,000 shares of common stock to Drew Kronick, our Executive Vice President, Sales, (5) a stock option for the purchase of 500,000 shares of common stock to Wesley Fredenburg, our Secretary and General Counsel, and (6) stock options for the purchase of an aggregate of 280,000 shares of common stock to other key employees. The foregoing warrant and options were issued under our 2004 Stock Incentive Plan. The warrant to Mr. Wasik vests to the extent of 100% on December 31, 2006. The options vest to the extent of 50% on December 31, 2006 and 50% on December 31, 2007. The warrant and the options are exercisable at $2.56 per share, which was the closing price of our common stock on the Nasdaq Stock Market on December 8, 2005. The warrant expires on December 8, 2010 and the options expire on December 8, 2008.

On December 12, 2005, under a settlement agreement and mutual release entered into as of December 2005 with Banc of America Commercial Finance Corporation, Banc of America Leasing & Capital, LLC, John Hancock Life Insurance Company, Hancock Mezzanine Partners, L.P., Charles F. Short, III, Sidewinder Holdings, Ltd. and Sidewinder, N.A., Ltd , we issued 500,000 shares of common stock to accredited investors. We agreed to have a registration statement covering the common stock declared effective by the SEC no later than May 31, 2006. Failure to have the registration statement declared effective by May 31, 2006, will constitute a default under the agreement. Additionally, if our common stock does not maintain a minimum price of at least $6.00 per share for five consecutive trading days during the 12-month period following the effective date of this registration statement, we will be required to deliver additional shares of common stock to achieve the original value of $6.00 per share.

Each of the foregoing issuances was made in reliance upon the exemption provided in Section 4(2) and/or the safe harbor provided by Rule 506 of the Securities Act. Such securities are restricted as to sale or transfer, unless registered under the Securities Act, and certificates representing such securities contain restrictive legends preventing sale, transfer, or other disposition unless registered under the Securities Act. In addition, recipients of such securities received, or had access to, material information concerning Velocity Express, including, but not limited to, our reports on Form 10-K, Form 10-Q, and Form 8-K, as filed with the SEC, including amendments to such reports. Other than as noted above, no underwriting commissions or discounts were paid with respect to the issuances of such securities.

Item 16.	Exhibits and Financial Statement Schedules

(a)	See “Exhibit Index.”

(b)	Financial Statement Schedule.

FINANCIAL STATEMENT SCHEDULES

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

Schedule II—Valuation and Qualifying Accounts

Fiscal Years 2005, 2004 and 2003

(Amounts in thousands)

Column A Description	Column B Balance at Beginning of Period	Column C Additions charged to cost, expenses, revenues	Column D Deductions(1)	Column E Balance at End of Period
Accounts receivable reserves:
2005	$4,743	$8,028	$2,892	$9,879
2004	2,300	12,491	10,048	4,743
2003	2,250	6,665	6,615	2,300

(1)	Write-off of accounts receivable determined to be uncollectible.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A) Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8 (§239.16b of this chapter), and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement; and

(B) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 (§239.13 of this chapter) or Form F-3 (§239.33 of this chapter) and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§230.424(b) of this chapter) that is part of the registration statement.

(C) Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 (§ 239.11 of this chapter) or Form S-3 (§ 239.13 of this chapter), and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B (§230.430B of this chapter):

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Pre-Effective Amendment No. 1 to Form S-1 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Westport, State of Connecticut, on April 6, 2006.

VELOCITY EXPRESS CORPORATION

By:	/S/ VINCENT A. WASIK
Vincent A. Wasik
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to Form S-1 Registration Statement has been signed by the following persons in the indicated capacities on April 6, 2006.

Signature	Title

/S/ VINCENT A. WASIK Vincent A. Wasik	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

/S/ EDWARD W. STONE, JR. Edward W. Stone, Jr.	Chief Financial Officer (Principal Accounting and Financial Officer)

* James Brown	Director

* Alex Paluch	Director

* Richard A. Kassar	Director

* Leslie E. Grodd	Director

* John J. Perkins	Director

* By:	/S/ WESLEY C. FREDENBURG
Wesley C. Fredenburg Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Velocity Express Corporation (incorporated by reference to the Company’s Current Report on Form 8-K (File No. 000-28452) filed February 16, 2005).

3.2	Certificate of Designation of Preferences and Rights of Series N Convertible Preferred Stock (incorporated by reference to the Company’s Current Report on Form 8-K (File No. 000-28452) filed May 4, 2005).

3.3	Certificate of Designation of Preferences and Rights of Series O Convertible Preferred Stock (incorporated by reference to the Company’s Current Report on Form 8-K (File No. 000-28452) filed July 26, 2005).

3.4	Certificate of Designation of Preferences and Rights of Series P Convertible Preferred Stock (incorporated by reference to the Company’s Current Report on Form 8-K (File No. 000-28452) filed October 20, 2005).

3.5	Bylaws of Velocity Express Corporation (incorporated by reference to the Company’s Current Report on Form 8-K (File No. 000-28452) filed January 9, 2002).

4	Specimen form of Velocity Express Corporation Common Stock Certificate (incorporated by reference to the Company’s Annual Report on Form 10-K (File No. 000-28452) filed September 27, 2002).

5.1	Opinion of Wesley C. Fredenburg, General Counsel and Secretary.*

10.1	1996 Director Stock Option Plan, as amended (incorporated by reference to the Company’s Quarterly Report on Form 10-QSB (File No. 000-28452) filed February 15, 2000).

10.2	2000 Stock Option Plan (incorporated by reference to the Company’s Definitive Schedule 14A (Proxy Statement) (File No. 000-28452) filed May 8, 2000).

10.3	Exchange Agreement by and among United Shipping & Technology, Inc., UST Delivery Systems, Inc. and CEX Holdings, Inc., dated as of September 24, 1999 (incorporated by reference to the Company’s Current Report on Form 8-K (File No. 000-28452) filed October 8, 1999).

10.4	Form of non-qualified stock option issued to employees as of June 2000 (incorporated by reference to the Company’s Annual Report on Form 10-KSB (File No. 000-28452) filed September 29, 2000).

10.5	Warrant to purchase up to 1,000,000 shares of Common Stock at a price of $0.40 per share issued by the Company to BLG Ventures, LLC dated August 23, 2001 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q (File No. 000-28452) filed November 13, 2001).

10.6	Form of Incentive Stock Option Agreement between United Shipping & Technology, Inc., and management, dated October 29, 2001 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q (File No. 000-28452) filed May 3, 2002).

10.7	Note Purchase Agreement by and among Velocity Express, Inc., Velocity Express Corporation and BET Associates LP dated as of November 26, 2003 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q (File No. 000-28452) filed February 10, 2004).

10.8	Senior Subordinated Note by and among Velocity Express, Inc., Velocity Express Corporation and BET Associates LP, dated as of November 26, 2003 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q (File No. 000-28452) filed February 10, 2004).

Exhibit Number	Description
10.9	Amended Employment Agreement between Velocity Express, Inc. and Wesley C. Fredenburg dated November 15, 2003 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q (File No. 000-28452) filed February 10, 2004).

10.10	Employment Agreement between Velocity Express, Inc. and Jeffrey Hendrickson dated December 15, 2003 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q (File No. 000-28452) filed February 10, 2004).

10.11	Form of Common Stock Warrant between Velocity Express Corporation and management, dated February 12, 2004 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q (File No. 000-28452) filed May 11, 2004).

10.12	Velocity Express Corporation Code of Business Conduct and Ethics (incorporated by reference to the Company’s Annual Report on Form 10-K (File No. 000-28452) filed December 23, 2004).

10.13	Employment Agreement between Velocity Express, Inc. and Andrew B. Kronick dated November 28, 2001 (incorporated by reference to the Company’s Annual Report on Form 10-K (File No. 000-28452) filed December 23, 2004).

10.14	Employment Agreement between Velocity Express, Inc. and Robert B. Lewis dated January 12, 2004 (incorporated by reference to the Company’s Annual Report on Form 10-K (File No. 000-28452) filed December 23, 2004).

10.15	Employment Agreement between Velocity Express Corporation and Daniel DeFazio effective March 8, 2005 (incorporated by reference to the Company’s Current Report on Form 8-K/A (File No. 000-28452) filed March 14, 2005).

10.16	Contractor Services Agreement between Velocity Express Corporation and MCG Global, LLC (incorporated by reference to the Company’s Annual Report on Form 10-K (File No. 000-28452) filed December 23, 2004).

10.17	Capital Call Agreement dated July 1, 2004 (incorporated by reference to the Company’s Annual Report on Form 10-K (File No. 000-28452) filed December 23, 2004).

10.18	Agency Agreement between Velocity Express, Inc. and Peritas, LLC dated May 25, 2004 (incorporated by reference to the Company’s Annual Report on Form 10-K (File No. 000-28452) filed December 23, 2004).

10.19	Stock Purchase Warrant to purchase up to 9,677,553 shares of Common Stock at a price of $0.0001 per share issued to TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P., THLi Coinvestment Partners, LLC and Blue Star I, LLC dated December 21, 2004 (incorporated by reference to the Company’s Annual Report on Form 10-K (File No. 000-28452) filed December 23, 2004).

10.20	Purchase Agreement for Series M Convertible Preferred Stock dated December 21, 2004 (incorporated by reference to the Company’s Current Report on Form 8-K (File No. 000-28452) filed December 27, 2004).

10.21	Security Agreement for Series M Convertible Preferred Stock dated December 21, 2004 (incorporated by reference to the Company’s Current Report on Form 8-K (File No. 000-28452) filed December 27, 2004).

10.22	Registration Rights Agreement dated December 21, 2004 (incorporated by reference to the Company’s Current Report on Form 8-K (File No. 000-28452) filed December 27, 2004).

10.23	Voting Agreement, dated as of February 10, 2005, between the Company and all of the future stockholders of the Company’s Series M Convertible Preferred Stock named therein (incorporated by reference to the Company’s Form 8-K filed February 11, 2005).

Exhibit Number	Description
10.24	Amended and Restated Loan and Security Agreement by and among Velocity Express, Inc. and related borrowers, and Fleet Capital Corporation dated as of November 26, 2003 (incorporated by reference to the Company’s Form 10-Q filed February 14, 2005).

10.25	Form of Series N Stock Purchase Agreement dated April 28, 2005 (incorporated by reference to the Company’s Current Report on Form 8-K (File No. 000-28452) filed May 4, 2005).

10.26	Registration Rights Agreement dated April 28, 2005 (incorporated by reference to the Company’s Current Report on Form 8-K (File No. 000-28452) filed May 4, 2005).

10.27	Form of Series O Stock Purchase Agreement (incorporated by reference to the Company’s Current Report on Form 8-K (File No. 000-28452) filed July 26, 2005).

10.28	Registration Rights Agreement dated July 20, 2005 (incorporated by reference to the Company’s Current Report on Form 8-K (File No. 000-28452) filed July 26, 2005).

10.29	Form of Series P Stock Purchase Agreement dated October 14, 2005 (incorporated by reference to the Company’s Current Report on Form 8-K (File No. 000-28452) filed October 20, 2005).

10.30	Registration Rights Agreement dated October 14, 2005 (incorporated by reference to the Company’s Current Report on Form 8-K (File No. 000-28452) filed October 20, 2005).

10.31	Settlement Agreement and Mutual Release entered into as of December 2005 by and among Velocity Express, Inc., formerly known as Corporate Express Delivery Systems, Velocity Express Corporation, Banc of America Commercial Finance Corporation, Banc of America Leasing & Capital, LLC, John Hancock Life Insurance Company, Hancock Mezzanine Partners, L.P., Charles F. Short, III, Sidewinder Holdings, Ltd. and Sidewinder, N.A., Ltd (incorporated by reference to the Company’s Current Report on Form 8-K (File No. 000-28452) filed December 13, 2005).

10.32	Employment Agreement by and between Velocity Express Corporation and Edward W. Stone, Jr., dated effective March 6, 2006 (incorporated by reference to the Company’s Current Report on Form
8-K (File No. 000-28452) filed March 7, 2006).

21	Subsidiaries (incorporated by reference to the Company’s Annual Report on Form 10-K (File No. 000-28452) filed December 23, 2004).

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Wesley C. Fredenburg, General Counsel and Secretary (included in Exhibit 5.1).

24	Power of Attorney.*

*	Previously filed.